FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 23, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

23 January 2024

Transaction in Own Shares

NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 January 2024	210,507	215.00	213.30	214.1217	LSE
23 January 2024	105,698	214.80	213.30	214.0678	CHIX
23 January 2024	188,346	214.90	213.30	214.0843	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 182,767,734 Ordinary Shares in treasury and have 8,774,103,292 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
23 January 2024	08:03:40	BST	1244	214.90	BATE	1689387
23 January 2024	08:03:40	BST	3936	214.90	BATE	1689385
23 January 2024	08:14:40	BST	1310	214.20	BATE	1705279
23 January 2024	08:14:40	BST	3772	214.20	BATE	1705277
23 January 2024	08:27:53	BST	4597	213.60	BATE	1719435
23 January 2024	08:50:26	BST	5374	213.80	BATE	1740812
23 January 2024	08:58:27	BST	4815	214.10	BATE	1748708
23 January 2024	09:21:50	BST	3528	214.20	BATE	1771601
23 January 2024	09:21:58	BST	1718	214.20	BATE	1771710
23 January 2024	09:22:01	BST	1206	214.10	BATE	1771748
23 January 2024	09:22:01	BST	3548	214.10	BATE	1771743
23 January 2024	09:45:31	BST	4589	214.30	BATE	1793036
23 January 2024	09:45:43	BST	867	214.10	BATE	1793208
23 January 2024	09:45:44	BST	3731	214.10	BATE	1793222
23 January 2024	09:45:44	BST	733	214.10	BATE	1793220
23 January 2024	10:06:37	BST	4670	213.60	BATE	1809559
23 January 2024	10:12:39	BST	5348	213.40	BATE	1814831
23 January 2024	10:22:31	BST	5163	213.50	BATE	1821547
23 January 2024	10:26:39	BST	2761	213.30	BATE	1824353
23 January 2024	10:26:39	BST	2739	213.30	BATE	1824351
23 January 2024	10:44:03	BST	4626	213.40	BATE	1837741
23 January 2024	10:44:03	BST	5591	213.40	BATE	1837739
23 January 2024	10:56:22	BST	5066	213.60	BATE	1847301
23 January 2024	11:18:15	BST	4906	213.90	BATE	1858210
23 January 2024	11:28:34	BST	1923	214.00	BATE	1873337
23 January 2024	11:28:34	BST	2981	214.00	BATE	1873335
23 January 2024	11:57:08	BST	4985	213.90	BATE	1896270
23 January 2024	11:57:08	BST	4578	213.90	BATE	1896268
23 January 2024	12:19:34	BST	5163	214.00	BATE	1912813
23 January 2024	12:21:47	BST	4633	214.00	BATE	1914318
23 January 2024	12:56:40	BST	5057	214.10	BATE	1938756
23 January 2024	12:56:40	BST	5454	214.10	BATE	1938752
23 January 2024	13:30:20	BST	5091	214.40	BATE	1965438
23 January 2024	13:54:12	BST	5656	214.20	BATE	1988458
23 January 2024	13:55:28	BST	5513	214.10	BATE	1990009
23 January 2024	13:55:51	BST	5530	214.00	BATE	1990593
23 January 2024	14:25:55	BST	4953	214.40	BATE	2024240
23 January 2024	15:42:29	BST	306	214.60	BATE	2229070
23 January 2024	15:42:29	BST	3183	214.60	BATE	2229068
23 January 2024	15:42:29	BST	1611	214.60	BATE	2229066
23 January 2024	15:42:29	BST	4606	214.60	BATE	2229064
23 January 2024	15:42:29	BST	1031	214.60	BATE	2229062
23 January 2024	15:42:50	BST	4762	214.60	BATE	2229776
23 January 2024	15:42:50	BST	5446	214.60	BATE	2229778
23 January 2024	15:42:50	BST	4940	214.60	BATE	2229780
23 January 2024	15:43:13	BST	5068	214.50	BATE	2230931
23 January 2024	15:56:09	BST	4644	214.60	BATE	2263111
23 January 2024	16:11:11	BST	5087	214.50	BATE	2299588
23 January 2024	16:11:11	BST	307	214.50	BATE	2299586
23 January 2024	08:12:05	BST	2756	214.20	CHIX	1702809
23 January 2024	08:12:05	BST	2823	214.20	CHIX	1702807
23 January 2024	08:58:04	BST	5240	214.30	CHIX	1748112
23 January 2024	09:50:59	BST	4522	213.90	CHIX	1797340
23 January 2024	09:50:59	BST	646	213.90	CHIX	1797338
23 January 2024	09:54:07	BST	4753	213.80	CHIX	1799820
23 January 2024	09:56:54	BST	1960	213.80	CHIX	1801579
23 January 2024	09:57:00	BST	4171	213.80	CHIX	1801661
23 January 2024	09:57:00	BST	1334	213.80	CHIX	1801657
23 January 2024	09:57:00	BST	3131	213.80	CHIX	1801655
23 January 2024	10:08:36	BST	4812	213.40	CHIX	1811444
23 January 2024	10:34:53	BST	5527	213.30	CHIX	1830819
23 January 2024	10:56:22	BST	4562	213.60	CHIX	1847299
23 January 2024	10:59:18	BST	5415	213.80	CHIX	1849292
23 January 2024	11:50:15	BST	5556	213.90	CHIX	1891544
23 January 2024	12:04:11	BST	2170	213.90	CHIX	1901416
23 January 2024	12:04:11	BST	4737	213.90	CHIX	1901414
23 January 2024	12:37:48	BST	3463	213.90	CHIX	1925635
23 January 2024	12:38:12	BST	5500	213.90	CHIX	1925957
23 January 2024	13:07:25	BST	3825	214.30	CHIX	1946088
23 January 2024	13:07:25	BST	1257	214.30	CHIX	1946086
23 January 2024	14:06:42	BST	4601	214.40	CHIX	2002857
23 January 2024	15:34:20	BST	4730	214.80	CHIX	2209067
23 January 2024	15:34:20	BST	5400	214.80	CHIX	2209065
23 January 2024	15:34:20	BST	1	214.80	CHIX	2209063
23 January 2024	15:35:08	BST	3427	214.80	CHIX	2210815
23 January 2024	15:35:09	BST	1681	214.80	CHIX	2210837
23 January 2024	15:56:09	BST	4716	214.60	CHIX	2263109
23 January 2024	16:17:28	BST	2982	214.50	CHIX	2315712
23 January 2024	08:03:35	BST	6672	215.00	LSE	1689285
23 January 2024	08:22:50	BST	6692	213.80	LSE	1714170
23 January 2024	08:33:20	BST	6809	213.80	LSE	1725255
23 January 2024	08:40:33	BST	6998	213.90	LSE	1731817
23 January 2024	09:11:48	BST	1786	214.10	LSE	1762061
23 January 2024	09:11:48	BST	1473	214.10	LSE	1762058
23 January 2024	09:15:08	BST	4111	214.20	LSE	1765227
23 January 2024	09:15:08	BST	2468	214.20	LSE	1765225
23 January 2024	09:21:58	BST	5960	214.20	LSE	1771708
23 January 2024	09:24:17	BST	5014	214.30	LSE	1773740
23 January 2024	09:24:17	BST	2144	214.30	LSE	1773738
23 January 2024	09:26:56	BST	823	214.40	LSE	1776399
23 January 2024	09:26:56	BST	5205	214.40	LSE	1776397
23 January 2024	09:45:31	BST	7187	214.30	LSE	1793038
23 January 2024	09:57:00	BST	4761	213.80	LSE	1801663
23 January 2024	09:57:00	BST	1913	213.80	LSE	1801659
23 January 2024	10:18:45	BST	6837	213.40	LSE	1818909
23 January 2024	10:39:29	BST	6368	213.40	LSE	1834266
23 January 2024	10:46:48	BST	3091	213.30	LSE	1839676
23 January 2024	10:46:48	BST	4217	213.30	LSE	1839674
23 January 2024	10:52:08	BST	6755	213.50	LSE	1843464
23 January 2024	11:18:15	BST	6204	213.90	LSE	1858212
23 January 2024	11:48:32	BST	7192	214.10	LSE	1890083
23 January 2024	12:12:19	BST	7189	214.00	LSE	1907156
23 January 2024	12:21:47	BST	171	214.00	LSE	1914322
23 January 2024	12:21:47	BST	7058	214.00	LSE	1914320
23 January 2024	12:56:40	BST	3828	214.10	LSE	1938758
23 January 2024	12:56:40	BST	2076	214.10	LSE	1938754
23 January 2024	13:17:39	BST	7189	214.40	LSE	1953148
23 January 2024	13:27:58	BST	6462	214.30	LSE	1962637
23 January 2024	13:44:45	BST	6195	214.30	LSE	1978095
23 January 2024	14:06:42	BST	6489	214.40	LSE	2002859
23 January 2024	14:06:49	BST	6828	214.30	LSE	2002949
23 January 2024	16:05:04	BST	1212	214.40	LSE	2285102
23 January 2024	16:05:04	BST	6921	214.40	LSE	2285100
23 January 2024	16:05:04	BST	981	214.40	LSE	2285098
23 January 2024	16:05:04	BST	4465	214.40	LSE	2285096
23 January 2024	16:05:04	BST	6342	214.40	LSE	2285094
23 January 2024	16:05:04	BST	6326	214.40	LSE	2285092
23 January 2024	16:05:04	BST	7069	214.40	LSE	2285090
23 January 2024	16:20:02	BST	5945	214.40	LSE	2323373
23 January 2024	16:20:02	BST	7081	214.40	LSE	2323371

Date: 23 January 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary